SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

Earnings Release 3Q11

IR Contact

Luciana Doria Wilson

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

3Q11 Earnings Results Conference Call

Wednesday, November 16th, 2011

> In English (simultaneous translation from Portuguese)

09:30 PM US EST

12:30 PM Brasilia Time

Phones:

+1(516) 300-1066 (US only)

+55 (11) 3127-4971 (Brazil)

Code: Gafisa

> In Portuguese

09:30 PM US EST

12:30 PM Brasilia Time

Phones:

+1(516) 300-1066 (US only)

+55 (11) 3127-4971 (Brazil)

Code: Gafisa

Shares

GFSA3– Bovespa

GFA – NYSE

Total Outstanding Shares:

432,515,801[1]

Average daily trading volume (90 days2): R$ 110.6 million

1)      Including 599,486 treasury shares

2)      Up to September 30, 2011

Gafisa Reports Results for Third Quarter 2011

--- Launches were R$ 1.0 billion in 3Q11, 15% below 3Q10 as the Company implemented a more conservative strategy for Tenda launches ---

--- Contracted Sales were R$ 1.0 billion in 3Q11, in line with 3Q10 and Consolidated Sales Velocity reached 23.1% and was 62% over launches in YTD ---

--- Consolidated Gafisa delivered 8,700 units in 3Q11 as Cash Burn for the quarter was reduced by 56% sequentially ---

-- Implementing new strategic plan that will slow launch growth for remainder of 2011 while targeting cash generation and long term profitable growth ---

FOR IMMEDIATE RELEASE - São Paulo, November 15th, 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2011.

Commenting on the results, Duilio Calciolari, Chief Executive Officer said, “We are pleased to report quarterly results led by a recovery in our operating margins as the share of  older lower margin developments continues to diminish in our overall product mix.  Gross margin for the quarter was 29.5%, an increase on both a year-over-year and sequential basis.  Subsequently, our EBITDA margin also improved sequentially to 20.1% for the third quarter. Despite these improvements, we expect to continue to see some pressure on the EBITDA margin during the coming quarters as we complete the delivery of the higher cost legacy Tenda projects and lower margin Gafisa projects from our geographic expansionary period as well as implement some aspects of our new strategic plan.”

“While sales velocity of launches during the quarter was 50%, indicating strong demand for our projects, we have deliberately decided to slow the growth of launches for the remainder of 2011. This change is part of a more comprehensive strategic plan we are in the process of implementing that will help us achieve improved profitability, positive cash flow and a reduction in our overall leverage.  We now expect to finish the year with total launches of between R$ 3.5 – R$ 4.0 billion. At this stage we expect to become cash flow positive during the coming quarters and achieve a net debt to equity ratio of below 60%.“

Calciolari added, “We are committed to making the changes necessary to put in place a structure that fosters long term sustainability and profitable growth.  While we are now in a period of transition, we have already seen tangible signs of recovery.  We have developed an actionable strategic plan for moving forward, we have the right team in place to implement the requisite changes and have a portfolio of brands and products with a strong proven track record in the market.”

3Q11 - Operating & Financial Highlights

▲   Launches in 3Q11 reached R$ 1.0 billion which represents a decrease of 15% as compared to 3Q10, totaling R$ 2.9 billion in the first nine months of 2011, reflecting the implementation of a strategy to focus Tenda launches on those that can be immediately transferred to the Caixa Economica Federal (CEF). The launches for the first nine months of 2011 represent 56% of the mid-range of launch guidance expected for the full year of R$ 5.3 billion – resulting in a downward revision of guidance to a range of R$ 3.5 - R$ 4.0 billion.

▲   Pre-sales reached R$ 1.04 billion in the quarter, a 3% increase as compared to 3Q10 mainly due to better sales of launches in 3Q11, which reached 50%. Consolidated VSO was 23.1%.

▲   Net revenues, recognized by the Percentage of Completion (“PoC”) method, reached R$ 1.00 billion, a 5% increase from 3Q10, mainly due to higher recognition coming from recent launches.

▲   Adjusted Gross Profit (w/o capitalized interest) was R$ 297 million, 7% higher than the same period of 2010, with a 33.4% Adjusted Gross Margin.

▲   Adjusted EBITDA reached R$ 202 million with a 20.1% margin, a 2.5% increase when compared to R$ 197 million in the 3Q10, which can be attributed to the delivery of higher margin products by AlphaVille and Gafisa.

▲   Net Income was R$ 46.2 million for 3Q11 (5.9% Adj.Net Margin), a decrease of 60% from 3Q10.

▲   Net Debt/Equity reached 75.3% at the end of the quarter, supported by a securitization of part of Gafisa’s receivables, totaling R$ 221 million.

▲   The Backlog of Revenues to be recognized reached R$ 4.53 billion, a 6% increase over last quarter. The margin to be recognized increased to 38.4%, mainly due to the positive impact from the National Construction Cost Index, which increased approximately 2% in the period.

Index

CEO Comments and Corporate Highlights for 3Q11	04

Overview of Strategyc Plan	06

Main Numbers	08

Launches	09

Pre-Sales	10

Sales Velocity	11

Operations	11

Delivered Projects	12

Land Bank	14

Revenues	15

Gross Profit	15

Selling, General and Administrative Expenses	16

EBITDA	16

Net Income	17

Backlog of Revenues and Results	17

Inventory	19

Liquidity	20

Outlook	21

Detailed Information to Support Gafisa Expected Improvement	22

Covenant Ratios	24

CEO Comments and Corporate Highlights for 3Q11

While the long term prospects for the Brazilian housing market has not changed, it has become clear over the last year that we will need to reexamine how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable returns for our shareholders going forward.  Demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and execute the requisite chain of approvals to deliver units under the Minha Casa Minha Vida program.  Over the last four months the entire management team of Gafisa together with a professional team of consultants from Bain & Co. , have dedicated countless hours to analyzing our profitability by project, region and brand. While we still have much to do, we are encouraged by the opportunities that lay in front of us and the clear progress identified in righting the “wrongs” from previous periods. We are entering the last quarter of the year with a clear vision of our short- and mid-term priorities.

In the near term, we will simplify our overall business and reinforce the fundamentals of each of our segments.  Initially, we will prioritize the geographic markets with the strongest prospects by brand and where we have the best supply chain, and focus our efforts there. Over the last few years, we have made strong progress in consolidating our back office and establishing shared operations between the three businesses, Gafisa, AlphaVille and Tenda. With the implementation of the SAP platform across all divisions, we have the right tools in place guiding us in making better decisions across the company.  That said, we now know that critical to our future success is the implementation of a new management structure that gives the brand manager P&L responsibility.  This along with several other immediate changes including focusing the Tenda team on the transfer of receivables (“repasse”), and an incentive structure that aligns the entire organization, down to individual engineers on a project, with the objective of delivering high quality projects on time and within budget, should reduce Gafisa’s cash burn and accelerate its return to sustainable growth.  We will expand on this new strategic plan in the following pages and on our conference call.

Our plan for operating profitability improvement is advancing, launches have been slowed to reduce cash burn particularly at Tenda and a sharper focus is in place on the business segments that provide the greatest return. The sequential gross margin improvement of 850 basis points to 29.5% reflects a higher concentration of AlphaVille developments in our product mix, a segment that we intend to continue to expand in the future. The same level of launches, R$1 billion, from the prior year period reflect our decision to slow the expansion of Tenda and focus on those developments that could immediately generate cash flow for the Company. In the third quarter, we delivered an adjusted EBITDA margin of 20.1% including expected provisions related to potential Tenda cancellations and Gafisa related project delays from outsourced construction projects. The changes we believe need to take place, particularly at Tenda, may require us to include additional provisions in the fourth quarter results, as we expect the number of cancellations to increase, given the higher volume of delivered units. Our contracted sales of launches, which are at higher margins, are continuing to track at an appropriate level to achieve the expected margin improvement. However, it is worth mentioning that  we continue to focus on finished inventory reduction, which may impact our margins.

We transferred 2,997 Tenda units to Caixa during the quarter and we are focused on the Tenda turn-around and monetization high quality receivables at Gafisa in the amount of R$ 221 million. Across the Company, we delivered slightly more than 8,700 units and our cash burn is down to R$56 million in the quarter as compared to R$ 148 million in 2Q11.

While the Brazilian economy has moved into a more rational growth phase, overall the fundamentals remain sound to support long term growth for the homebuilding industry.  We are confident that our strategic plan will allow us to focus on the strong pockets of opportunity for our brands and set the stage for continued market leadership in the future.

The key elements of our plan are to drive cash generation, improve margins and deleverage to facilitate rational, profitable growth going forward.  In order to achieve these goals, through 2012 we will need to slow the pace of growth and expect that launches for this year will be in the range of R$ 3.5 -  $4.0 billion. We will continue to launch Gafisa products as long as the sales environment is strong for each product. Tenda launches will be based on our ability to immediately transfer the units to CEF. Additionally, our focus at Tenda will be to deliver units in progress. We have some R$ 400 million yet to transfer to CEF from finished units around 5,000. We also intend to expand AlphaVille in our product mix and allocate the capital necessary to leverage the tremendous competitive advantages we have with this brand segment.  We fully understand that this strategy may impact the size of our firm for some years to come.  However, these are necessary actions and we believe will prove a highly successful trade-off in the longer term.

The identification of what must be changed and enhanced is a fundamental step in improving shareholder return.  We have now done this and are committed to putting in place the measures that need to be taken to continue to improve margins, generate cash flow and reduce our leverage in the near and medium term.

Duilio Calciolari, CEO -- Gafisa S.A.

Overview of Strategic Plan

Since July 2011, the Company management has focused on a deep evaluation of each of the Gafisa, AlphaVille and Tenda businesses from a strategic and capital allocation perspective.  The result is a modified strategy and a new plan of action moving forward. Following is an overview of key elements of this strategy focusing on the current period through 2014 including a new organizational structure, targeted geographic regions for expansion, a turn-around strategy for tenda, and an expansion of AlphaVille in the product mix.

New Organizational Structure

Establish P&L owners by brand to guarantee a focus on each line of business and deliver on the unique qualities of each of the brand segments.  The new business heads will be:

Gafisa: Sandro Gamba has been at Gafisa for over 15 years. He is currently the Real Estate Development Officer. He has served Gafisa in a number of senior roles in the São Paulo region, including head of business development for Gafisa and director and manager of prospecting land.

Tenda*:Rodrigo Osmo.  Rodrigo has successfully managed the P&L of AlphaVille since 2009 and has been with Gafisa for over five years.  He has spent the last months focused on the turn-around strategy for Tenda and will lead a highly experienced team in the development and sales of lower income housing.

AlphaVille:Marcelo Willer has been Alphaville’s Real Estate Development Officer since 2006 and served as Project Officer from 2000 to 2006.

*Currently, we are in the process of identifying a new Chief Financial Officer. During this transition period, Rodrigo Osmo will remain as CFO and Duilio Calciolari as IRO.

Near Term Growth in High Priority Regions

Through 2014, Gafisa will focus its expansion on highly targeted regions of the country with proven potential for profitable development for each of the brand segments.  We have identified the key geographic regions of focus for each of the brands based on market potential, existing competitiveness (local expertise and network, brand perception, etc) as well as reliable supplier relationships.

Gafisa– The medium to high income market in Brazil is concentrated in approximately 10% of the municipalities and accounts for approximately R$100 billion/year of potential sales value.  Thus, Gafisa will focus its near term growth on several key markets including strengthening its leadership position in Sao Paulo, where launches have proven to be most profitable, and shoring up management and operational capacity in Rio de Janeiro, where long term prospects are strong. Thus, the main focus should be Sao Paulo and Rio de Janeiro. We will deliver projects in progress in other regions of the country and continue to monitor markets in which we have a presence to opportunistically develop units with high potential.  The current land bank will be realigned in accordance with this strategy. Since approximately 41% of the land bank outside of SP & Rio wasacquired through swaps, minimal capital was deployed in these regions.

AlphaVille –  AlphaVille has increasingly become an important part of our overall product mix.  With high gross margins of approximately 50%, significant barriers to entry and our competitive advantages, we intend to fully develop the potential of this business opportunity.  We have already identified some 60 cities throughout the country where we can launch AlphaVille developments over the next 3-5 years.

Tenda Turn-Around Strategy

The plan for Tenda is based on two fundamental elements - conserving capital by only launching units that can immediately be transferred to CEF and developing a scale advantage to optimize the use of the innovative aluminum mold technology which facilitates a lower cost structure for building these types of units.  Our initial focus will be on four regions: Sao Paulo, Rio de Janeiro, Minas Gerais and Salvador, where we have already established a strong base to relaunch operations and CEF is well established. We are currently evaluating all developments in progress and launched but not yet in progress to determine which of these will not be brought to conclusion. We are also focused on complete the delivery of the higher cost legacy Tenda projects.

AlphaVille - Status of the Acquisition of the Remaning Shares

In October, we began the acquisition process of the remaining 20% stake from its controlling shareholders.  The valuation will be based on independent experts’ analysis and is expected to be concluded  by the end of the year.  However, we do not expect a disbursement to take place until the beginning of 2012.

Main Numbers

Table 1 - Operating and Financial Highlights - (R$000, unless otherwise specified)
	3Q11	2Q11	QoQ(%)	3Q10	YoY(%)	9M11	9M10	YoY(%)
Launches (%Gafisa)	1,051,713	1,380,270	-24%	1,236,947	-15%	2,944,588	2,948,685	0%
Launches (100%)	1,318,304	1,482,487	-11%	1,450,961	-9%	3,395,005	3,762,345	-10%
Launches, units (%Gafisa)	2,334	6,083	-62%	6,210	-62%	10,671	14,491	-26%
Launches, units (100%)	2,813	6,909	-59%	6,710	-58%	12,458	17,064	-27%
Contracted sales (%Gafisa)	1,044,728	1,147,002	-9%	1,018,480	3%	3,013,950	2,765,562	9%
Contracted sales (100%)	1,256,078	1,274,977	-1%	1,373,620	-9%	3,466,777	3,550,258	-2%
Contracted sales, units (% Gafisa)	2,866	4,219	-32%	5,082	-44%	10,449	14,811	-29%
Contracted sales, units (100%)	3,770	4,907	-23%	6,618	-43%	12,622	18,109	-30%
Contracted sales from Launches (%Gafisa)	652,062	731,543	-11%	705,060	-8%	1,825,645	1,680,750	9%
Sales Velocity over launches (VSO) %	62%	53%	900bps	57%	500bps	62%	57%	500bps
Completed Projects (%Gafisa)	1,221,417	681,957	79%	299,557	308%	2,428,316	1,256,675	93%
Completed Projects, units (%Gafisa)	8,700	4,467	95%	2,498	248%	16,227	9,995	62%

Net revenues	1,005,490	1,041,344	-3%	957,196	5%	2,847,190	2,792,223	2%
Gross profit	296,876	218,920	36%	275,921	8%	700,564	808,069	-13%
Gross margin	29.5%	21.0%	850bps	28.8%	70bps	24,6%	28.9%	-433bps
Adjusted Gross Margin ¹	33.4%	26.6%	681bps	32.3%	107bps	29,3%	32,2%	-290bps
Adjusted EBITDA ²	202,221	150,809	34%	197,285	3%	459,550	549,714	-16%
Adjusted EBITDA margin ²	20,1%	14,5%	563bps	20,6%	-50bps	16,1%	19.7%	-355bps
Adjusted Net profit ²	59,325	39,630	50%	132,889	-55%	123,082	319,684	-61%
Adjusted Net margin ²	5.9%	3.8%	209bps	13.9%	-798bps	4.3%	11.4%	-713bps
Net profit	46.217	25.112	84%	116.600	-60%	85.035	259.356	-67%
EPS (R$)	0.1071	0.0582	84%	0.2706	-60%	0.1971	0.6030	-67%
Number of shares ('000 final)	431,538	431,538	0%	430,910	0%	431,538	430,129	0%

Revenues to be recognized	4,526,000	4,277,000	5.82%	3,429,000	31.99%	4,526,000	3,429,000	31.99%
Results to be recognized ³	1,740,000	1,561,000	11.47%	1,309,000	32.93%	1,740,000	1,309,000	32.93%
REF margin ³	38.4%	36.5%	195 bps	38,2%	27 bps	38,4%	38,2%	27 bps

Net debt and Investor obligations	2,946,370	2,890,108	2%	2,076,000	42%	2,946,370	2,076,000	42%
Cash and cash equivalent	912,359	1,163,080	-22%	1,231,143	-26%	912,359	1,231,143	-26%
Equity	3,825,831	3,772,058	1%	3,680,005	4%	3,912,586	3,680,005	6%
Equity + Minority shareholders	3,912,587	3,850,342	2%	3,731,570	5%	3,912,586	3,731,570	5%
Total assets	10,383,808	10,392,194	-0.1%	9,310,133	11%	10,383,808	9,310,133	11%
(Net debt + Obligations) / (Equity + Minorities)	75.3%	75.1%	24 bps	55.6%	1967 bps	75.3%	55.6%	1967 bps

1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

Launches

In 3Q11, launches totaled R$ 1.05 billion, a decrease of 15% compared to 3Q10, represented by 7 projects/phases, located in 3 states.

In 9M11, 51% of Gafisa launches had a price per unit below R$ 500 thousand, while nearly 100% of Tenda’s launches had prices per unit under the MCMV program. This quarter Tenda launched two projects under MCMV program, with an average price per unit of R$ 150 thousand. These projects represented a PSV of R$ 49 million.

For the quarter, the Gafisa segment was responsible for 62% of total launches with 38% of them coming from the state of Sao Paulo, reflecting favorable projects approval performance, Tenda and AlphaVille accounted for 5% and 33% of launches, respectively.

The tables below detail new projects launched during 3Q11 and 9M11:

Table 2 - Launches per brand by market region
%Gafisa - R$000		3Q11	3Q10	YoY (%)	9M11	9M10	YoY (%)
Gafisa	São Paulo	247,777	388,045	-36%	1,270,865	955,335	33%
	Rio de Janeiro	431,796	91,289	373%	557,562	140,853	296%
	Other	(27,062)	52,635	-151%	(12,354)	235,713	-105%
	Total	652,512	531,969	23%	1,816,074	1,331,901	36%
	Units	1,124	1,130	-1%	4,468	3,016	48%

Alphaville	São Paulo	271,180	-	0%	271,180	155,534	74%
	Rio de Janeiro	37,437	-	0%	133,004	-	0%
	Other	41,499	223,824	-81%	223,413	393,042	-43%
	Total	350,117	223,824	56%	627,599	548,576	14%
	Units	887	1,215	-27%	2,357	2,248	5%

Tenda	São Paulo	20,069	130,366	-85%	40,489	200,764	-80%
	Rio de Janeiro	-	88,179	100%	64,743	194,544	-67%
	Other	29,016	262,609	-89%	395,685	672,900	-41%
	Total	49,085	481,154	-90%	500,917	1,068,208	-53%
	Units	324	3,865	-92%	3,847	9,227	-58%

Overall	Total - R$000	1,051,713	1,236,947	-15%	2,944,589	2,948,685	0%
	Total - Units	2,334	6,210	-62%	10,671	14,491	-26%

Table 3 - Launches per brand by unit price
%Gafisa - R$000		3Q11	3Q10	YoY (%)	9M11	9M10	YoY (%)
Gafisa	≤ R$500K	83,536	215,971	-61%	928,732	581,059	60%
	> R$500K	568,976	315,999	80%	887,341	750,842	18%
	Total	652,512	531,969	23%	1,816,074	1,331,900	36%

Alphaville	≤ R$100K;	-	-	0%	277,482	324,752	-15%
	> R$100K; ≤ R$500K	312,679	223,824	40%	312,679	223,824	40%
	> R$500K	37,437	-	0%	37,437	-	0%
	Total	350,117	223,824	56%	627,599	548,576	14%

Tenda	≤ MCMV	49,085	237,746	-79%	381,852	674,261	-43%
	> MCMV	-	243,408	-100%	119,065	393,947	-70%
	Total	49,085	481,154	-90%	500,917	1,068,208	-53%

Overall		1,051,713	1,236,947	-15%	2,944,589	2,948,684	0%

 Pre-Sales

Pre-sales for the quarter reached R$ 1.04 billion, an increase of 3%, compared to 3Q10. In the case of Tenda, the 71% decrease is a consequence of a 90% decrease in launches during 9M11, when compared to 9M10; as well as the concentration of products launched in the last month of the quarter, reducing the availability of products under the Tenda brand during this period.

In 3Q11, the Gafisa segment was responsible for 64% of total pre-sales, while Tenda and AlphaVille accounted for approximately 9% and 27%, respectively. Among Gafisa’s pre-sales, 75% corresponded to units priced below R$ 500 thousand, while 100% of Tenda’s pre-sales came from units priced under the MCMV program. The tables below illustrate a detailed breakdown of our pre-sales for 3Q11 and 9M11:

Table 4 - Sales per brand by market region
%Gafisa - R$000		3Q11	3Q10	YoY (%)	9M11	9M10	YoY (%)
Gafisa	São Paulo	423,696	389,687	9%	1,355,208	910,906	49%
	Rio de Janeiro	219,305	70,311	212%	381,997	158,745	141%
	Other	22,408	60,150	-63%	130,017	282,634	-54%
	Total	665,408	520,147	28%	1,867,221	1,352,284	38%
	Units	1,540	1,308	18%	4,396	3,346	31%

Alphaville	São Paulo	226,325	8,133	2683%	236,290	114,114	107%
	Rio de Janeiro	31,720	10,819	193%	109,145	28,589	282%
	Other	23,707	141,580	-83%	252,249	263,265	-4%
	Total	281,752	160,532	76%	597,684	405,968	47%
	Units	798	735	8%	2,446	1,732	41%

Tenda	São Paulo	33,238	87,437	-62%	99,057	236,920	-58%
	Rio de Janeiro	213	23,475	-99%	23,096	174,463	-87%
	Other	64,040	226,888	-72%	426,816	595,927	-28%
	Total	97,490	337,800	-71%	548,968	1,007,310	-46%
	Units	528	3,039	-83%	3,604	9,733	-63%

Overall	Total - R$000	1,044,651	1,018,480	3%	3,013,874	2,765,563	9%
	Total - Units	2,866	5,082	-44%	10,446	12,662	-18%

Table 5 - Sales per brand by unit price - PSV
%Gafisa - R$000		3Q11	3Q10	YoY (%)	9M11	9M10	YoY (%)
Gafisa	≤ R$500K	499,231	307,710	62%	1,247,831	827,202	51%
	> R$500K	166,178	212,437	-22%	619,390	525,082	18%
	Total	665,408	520,147	28%	1,867,220	1,352,284	38%

Alphaville	≤ R$100K;	-	-	0%	-	-	0%
	> R$100K; ≤ R$500K	267,016	160,532	66%	534,233	405,967	-22%
	> R$500K	14,735	-	0%	14,735	-	0%
	Total	281,752	160,532	76%	548,968	405,967	-22%

Tenda	MCMV	46,919	218,934	-79%	300,723	707,253	-57%
	Fora MCMV	50,571	118,866	-57%	248,245	300,057	-17%
	Total	97,490	337,800	-71%	548,968	1,007,310	-46%

Overall		1,044,651	1,018,480	3%	3,013,874	2,765,562	9%

Table 6 - Sales per brand by unit price - Units
(%Gafisa) - R$ 000		3Q11	3Q10	YoY (%)	9M11	9M10	YoY (%)
Gafisa	≤ R$500 k	1,345	1,041	29%	3,653	2,546	43%
	> R$500 k	195	267	-27%	743	800	-7%
	Total	1,540	1,308	18%	4,396	3,346	31%

Alphaville	≤ R$100K;	-	-	0%	-	-	0%
	> R$100K; ≤ R$500K	787	735	7%	2,435	1,732	41%
	> R$500K	10	-	0%	10	-	0%
	Total	798	735	8%	2,435	1,732	41%

Tenda	MCMV	248	2,536	-90%	2,177	8,128	-73%
	Fora MCMV	280	503	-44%	1,427	1,605	-11%
	Total	528	3,039	-83%	3,604	9,733	-63%

Overall	Total	2,866	5,082	-44%	10,436	14,811	-30%

 Sales Velocity

On a consolidated basis, the Company attained a sales velocity of 23.1% in 3Q11, compared to 25.7% in 3Q10. Sales velocity decreased over the previous period mainly due to a lower volume of launches at Tenda.  Sales velocity of launches reached 50%, compared to 42% in 2Q11, reflecting our strategy of selecting the appropriate tract of land, add the right product at the appropriate time/price to announce the launches.

Table 7 - Sales velocity by brand
R$ Million	Inventories beginning of period	Launches	Sales	Price Increase + Other	Inventories end of period	Sales velocity
Gafisa	1,940,855	652,512	665,408	90,413	2,018,371	24.8%
AlphaVille	413,974	350,117	281,752	9,583	491,922	36.4%
Tenda	1,043,765	49,085	97,490	(22,922)	972,436	9.1%
Total	3,398,593	1,051,713	1,044,651	77,074	3,482,730	23.1%

Table 8 - Sales velocity by brand based on launch date
End of period Inventories	Sales	Sales velocity
2011 launches	1,123,866	852,763	43%
2010 launches	1,089,745	93,448	8%
2009 launches	269,991	33,958	11%
≤ 2008 launches	999,127	64,481	6%
Total	3,482,730	1,044,651	23%

 Operations

By the end of 3Q11, the Company was present in 22 different states plus the Federal District, and had 197 projects under development. Around 437 engineers and architects were in the field, in addition to 587 intern engineers in training.

Since June we saw an acceleration of the number of units contracted by the CEF likely due to the internal improvements resulting from the start-up of a new area dedicated to working with the major homebuilders. In 3Q11 Tenda contracted 5,305 units with CEF, with 56% of them contracted in September alone. This improvement resulted in 13,998 units in  9M11.

Transferred units totaled 2,997 units in 3Q11 (7,955 in 9M11). In 4Q11, we expect to transfer more units than in 3Q11, allowing us to maintain the target of close to 12,000 units to be transferred for the full year.

 Delivered Projects

During the third quarter, consolidated Gafisa delivered 44 projects with 8,700 units and an approximate PSV of R$ 1.1 billion.  The Gafisa segment delivered 12 projects, while Tenda and AlphaVille delivered the remaining 30 and 2 projects/phases, respectively. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion which is prior to the delivery meeting.

For 4Q11 we expect to deliver an additional 9,000 units for a total of 25,000, almost double the amount delivered during the full year of 2010, mainly due to the delivery of older Tenda units along with some of Gafisa’s leveraged 2007/2008 launches. The tables below list the products delivered in 3Q11 and first nine months of 2011:

Table 9 - Delivered projects (9M11)
Company	Project	Delivery	Launch	Local	% co	Units	PSV
							R$000
Gafisa	Altavistta	Jan-11	Nov-06	Maceio-AL	50%	87	9,907
Gafisa	Evidence	Jan-11	Apr-07	SãoPaulo-SP	50%	72	32,425
Gafisa	Icaraí Corporate	Feb-11	Dec-06	Niterói-RJ	100%	137	34,940
Gafisa	London Green	Feb-11	Jun-07	RiodeJaneiro-RJ	100%	440	156,856
Gafisa	Vision-Campo Belo	Feb-11	Dec-07	SãoPaulo-SP	100%	284	87,336
Gafisa	Grand Park-Águas FaseI	Mar-11	Dec-07	SãoLuis-MA	50%	120	21,851
Gafisa	Grand Valley (Jacarepaguá)	Mar-11	Mar-07	RiodeJaneiro-RJ	100%	240	44,014
Gafisa	Grand Park-Árvores Fase I	Apr-11	Dec-07	SãoLuis-MA	50%	200	29,978
Gafisa	Privilege Residencial	Apr-11	Sep-07	Niterói-RJ	100%	194	44,469
Gafisa	Horizonte	May-11	May-07	Belem-PA	100%	29	21,173
Gafisa	Terraças Tatuapé	May-11	Jun-08	SãoPaulo-SP	100%	108	48,660
Gafisa	Costa Maggiore Resdidencial Resort	May-11	Jan-08	CaboFrio-RJ	50%	30	24,052
Gafisa	Magnific	May-11	Mar-08	Goiânia-GO	100%	31	30,458
Gafisa	Bella Vista	May-11	Dec-07	Resende-RJ	100%	116	46,046
Gafisa	Supremo	Jun-11	Aug-07	SãoPaulo-SP	100%	192	143,634
Gafisa	Nova Petropolis Fase1	July-11	Mar-08	SãoBernardo-SP	100%	268	108,479
Gafisa	Brink-Campo Limpo F1	Aug-11	Nov-08	SãoPaulo-SP	100%	191	46,404
Gafisa	Brink-Campo Limpo F2	Aug-11	Nov-08	SãoPaulo-SP	100%	95	23,019
Gafisa	Grand Park-Águas FaseII	Aug-11	May-08	SãoLuis-MA	50%	75	15,051
Gafisa	Grand Park-Árvores FaseII	Aug-11	Jun-08	SãoLuis-MA	50%	75	12,083
Gafisa	Centro Empresarial Madureira	Aug-11	Mar-09	RiodeJaneiro-RJ	100%	195	24,208
Gafisa	VillagioPanamby-Horto F1	Sep-11	Oct-07	Salvador-BA	50%	90	84,521
Gafisa	Villagio Panamby-Horto F2	Sep-11	Jan-08	Salvador-BA	50%	92	87,807
Gafisa	Carpe Diem Residencial	Sep-11	Mar-08	Niterói-RJ	80%	91	29,461
Gafisa	Acqua Residencial	Sep-11	Mar-07	NovaIguaçu-RJ	100%	452	90,161
Gafisa	Details	Sep-11	Oct-08	SãoPaulo-SP	100%	38	53,458
Gafisa	Jatiuca Trade Residence	Sep-11	Jun-07	Maceió-AL	50%	250	39,546
Gafisa	TOTAL GAFISA					4,191	1,389,996
Tenda	Residencial Monet	jan/11	Oct-06	SãoPaulo-SP	100%	60	5,403
Tenda	Arsenal Life ii	jan/11	jun/07	SãoGonçalo-RJ	100%	108	7,649
Tenda	Residencial Santa Julia	Feb-11	Sep-07	SãoJosé-SP	100%	260	17,680
Tenda	Residencial Bahamas Life	Feb-11	Apr-08	BeloHorizonte-MG	100%	40	3,576
Tenda	Residencial Salvador Dali	Feb-11	Sep-07	Osasco-SP	100%	100	8,071
Tenda	Residencial Itaquera Life	Feb-11	jun/07	SãoPaulo-SP	100%	110	10,538
Tenda	Residencial Hildete Teixeira Life f3/f4	mar/11	Dec-07	Salvador-BA	100%	220	14,740
Tenda	Residencial Horto do Ipe Life	mar/11	Oct-06	SãoPaulo-SP	100%	180	18,703
Tenda	Residencial São Miguel Life	mar/11	jul/07	SãoPaulo-SP	100%	60	4,838
Tenda	Residencial San Pietro Life	Apr-11	Sep-09	Barbacena-MG	100%	172	15,188
Tenda	Residencial Vivendas do Sol iif2	Apr-11	May-08	PortoAlegre-RS	100%	200	11,608
Tenda	Resbologna Lifef1	May-11	May-08	BeloHorizonte-MG	100%	306	23,256

Tenda	Condominio Residencial Clube Garden	May-11	Oct-09	SãoPaulo-SP	100%	192	16,800
Tenda	Res Nicolau Kuhn	May-11	Dec-07	SapucaiadoSul-RS	100%	460	36,340
Tenda	Fit Mariaines	jun/11	May-09	Goiânia-GO	60%	270	25,330
Tenda	Residencial Aricanduva Life	jun/11	jun/07	SãoPaulo-SP	100%	180	18,380
Tenda	Fit Taboao	jun/11	Dec-07	TaboãodaSerra-SP	100%	374	22,115
Tenda	Bairro Novo Cotia iv	jun/11	Dec-07	Cotia-SP	100%	368	32,156
Tenda	Residencial Terra Nova i Garden	jun/11	mar/08	Goiânia-GO	100%	240	16,320
Tenda	Residencial Sao Francisco Life	jun/11	jul/08	BeloHorizonte-MG	100%	80	6,800
Tenda	Residencial Vale do Sol	jun/11	mar/07	Guarulhos-SP	100%	69	3,726
Tenda	Residencial Vitoria Regia	jun/11	jul/07	Guarulhos-SP	100%	54	2,916
Tenda	Res Camacari Life f1ef2	jul/11	Dec-07	Camaçari-BA	100%	575	39,675
Tenda	Residencial Itauna Life	jul/11	Feb-07	SãoGonçalo-RJ	100%	119	8,449
Tenda	Res Jd São Luiz Life f1ef2	jul/11	jun/07	SãoPaulo-SP	100%	237	23,986
Tenda	Fit Palladium	jul/11	jun/08	Curitiba-PR	100%	228	24,132
Tenda	Res Figueiredo iif2	jul/11	jun/08	PortoAlegre-RS	100%	220	15,180
Tenda	Humaita Garden f1ef2	jul/11	Oct-07	NovaIguaçu-RJ	100%	200	13,000
Tenda	G. Park Pássaros f1	jul/11	Dec-07	SãoLuiz-MA	50%	160	20,861
Tenda	Residencial Lis Boa	Aug-11	Dec-07	Suzano-SP	100%	266	24,058
Tenda	Residencial Camaçari Duo	Aug-11	Dec-07	Camaçari-BA	100%	464	32,016
Tenda	Residencial Villa Park	Aug-11	Feb-07	SãoPaulo-SP	100%	300	27,774
Tenda	Residencial Portinari Tower	Aug-11	Apr-07	BeloHorizonte-MG	100%	136	12,772
Tenda	Residencial Villa Rica Life	Aug-11	May-08	LaurodeFreitas-BA	100%	220	16,874
Tenda	Residencial Santana Tower	Aug-11	jan/08	FeiradeSantana-BA	100%	448	36,064
Tenda	Clube Vivaldi	Aug-11	Aug-09	SãoPaulo-SP	100%	174	14,797
Tenda	Residencial Monte Carlo1	Aug-11	May-07	BeloHorizonte-MG	100%	112	12,788
Tenda	Residencial Betania Park	Sep-11	jan/06	BeloHorizonte-MG	100%	204	8,224
Tenda	Residencial Recanto das Rosas	Sep-11	Sep-09	Rib. dasNeves-MG	100%	240	20,160
Tenda	Grandville das Artes-Residencial Monet	Sep-11	nov/09	LaurodeFreitas-BA	100%	380	18,125
Tenda	Residencial Salvador Life i	Sep-11	Feb-08	Salvador-BA	100%	280	19,880
Tenda	Portal do Sol Life i	Sep-11	Dec-09	BelfordRoxo-RJ	100%	64	5,800
Tenda	Portal do Sol Life ii	Sep-11	Dec-09	BelfordRoxo-RJ	100%	64	5,800
Tenda	Residencial Parque Valença 1b	Sep-11	Dec-07	Campinas-SP	100%	138	8,280
Tenda	Residencial Parque Valença 1c	Sep-11	Dec-07	Campinas-SP	100%	100	6,200
Tenda	Valle Verde Cotia (Bairro Novo Cotia)	Sep-11	mar/10	Cotia-SP	100%	272	29,562
Tenda	Figueiredo if1	Sep-11	jun/08	PortoAlegre-RS	100%	220	15,645
Tenda	Arsenal Lifeiii	Sep-11	jun/07	SãoGonçalo-RJ	100%	128	8,922
Tenda	Arsenal Lifeiv	Sep-11	jun/07	SãoGonçalo-RJ	100%	128	9,282
Tenda	Pompeia Life	Sep-11	Oct-07	DuquedeCaxias-RJ	100%	191	16,346
Tenda	Fit Nova Vida-Taboao	Sep-11	Oct-08	TaboãodaSerra-SP	100%	137	7,271
Tenda	Residencial Vila Olimpia Life	Sep-11	Dec-07	FeiradeSantana-BA	100%	160	27,821
Tenda	TOTAL TENDA					10,668	851,875

Alphaville	Litoral Norte II	Jan-11	Sep-08	Salvador-BA	64%	251	27,790
Alphaville	Terras Alpha Foz do Iguaçú	Mar-11	Dec-09	Fozdoiguaçú-PR	74%	292	18,624
Alphaville	Nova Esplanada (SP)	May-11	Dec-08	Votorantim-SP	31%	196	39,749
Alphaville	Mossoró (RN)	Jun-11	Dec-08	Mossoró-RN	70%	405	22,804
Alphaville	AlphaVille Manaus II	Sep-11	jun/08	Manaus-AM	63%	236	34,841
Alphaville	Reserva Burle Max	Sep-11	May-10	Sant. deParnaíba-SP	100%	2	4,807
Alphaville	TOTAL ALPHAVILLE					1,382	148,616
Total						16,227	2,369,878

Land Bank

The Company’s land bank of approximately R$ 21.1 billion is composed of 204 different projects in 19 states, equivalent to approximately one hundred thousand units. In line with our strategy, 39.5% of our land bank was acquired through swaps – which require no cash obligations.

During 3Q11 we recorded a gross increase of R$ 2.68 billion in land bank, reflecting acquisitions that offset the R$1.00 billion launches in the quarter. Regarding the breakdown of the acquisitions by brand: Gafisa accounted 43% of the new additions, Alphaville 30% and Tenda the remaining 28%. As to cash transactions, which represented 35% of the total, our strategy was focused in areas of high liquidity and profitability, such as the acquisition of the last module of Ceramica, located in Sao Caetano.

The table below shows a detailed breakdown of our current land bank:

		PSV - R$ million (%co)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)
Gafisa	≤ R$500K	5,389,347	36.8%	33.9%	2.9%	16,591
	> R$500K	3,845,955	47.5%	43.6%	3.9%	4,716
	Total	9,235,303	42.0%	38.6%	3.4%	21,307

Alphaville	≤ R$100K;	781,350	93.1%	0.0%	93.1%	8,067
	> R$100K; ≤ R$500K	5,563,486	98%	0.0%	97.2%	23,877
	> R$500K	57,057	100.0%	0.0%	99.8%	90
	Total	6,401,893	98.0%	0.0%	97.4%	32,035

Tenda	MCMV	3,786,586	22.9%	14.9%	8.1%	38,015
	N_MCMV	1,672,260	48.0%	48.0%	0.0%	8,668
	Total	5,458,846	33.1%	28.4%	4.8%	46,683

Overall		21,096,042	39.5%	35.4%	4.0%	100,025

Table 11 – Number of sites of projects under construction

Number of Sites
Gafisa	59
AlphaVille	56
Tenda	89
Total	204
Table 12 - Landbank changes (based on PSV)
Landbank (R$ million)	Gafisa	Alphaville	Tenda	Total
Landbank (BoP)	8.147	5.763	4.502	18.412
Net Acquisitions (3Q11)	1.329	925	861	3.115
Cancellations	0	0	(55)	(55)
Price Adj.	412	64	199	675
Launches (3Q11)	(653)	(350)	(50)	(1.052)
Landbank - EoP (3Q11)	9.235	6.402	5.459	21.096

3Q11 - Revenues

On a consolidated basis, revenues for 3Q11 totaled R$ 1.0 billion from R$ 957 million in 3Q10, with Tenda contributing 33% of consolidated revenues.

This quarter, 36% of Tenda revenue came from projects from and prior to 2008, compared to 47% in 2Q11. We should see this consistently decreasing in the coming quarters due to the delivery of Tenda legacy units. The negative sales from 2008 units were due to Tenda’s effort to cancel sales from customers with low credit scores. These negative sales, which occurred at the end of the quarter, should be re-sold in 4Q11.

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 13 - Sales vs. Recognized revenues (R$ 000)
		3Q11				3Q10
		Sales	Stake	Revenues	Stake	Sales	Stake	Revenues	Stake
Gafisa	2011 Launches	794,701	84%	81,707	12%	-	0%	-	0%
	2010 Launches	55,619	6%	256,264	38%	487,694	72%	65,698	11%
	2009 Launches	27,406	3%	124,777	19%	62,334	9%	147,584	24%
	≤ 2008 Launches	69,435	7%	210,962	31%	130,652	19%	392,076	65%
	Total Gafisa	947,160	100%	673,709	100%	680,680	100%	605,358	100%

Tenda	2011 Launches	58,062	60%	14,729	4%	-	0%	-	0%
	2010 Launches	37,829	39%	124,006	37%	258,414	76%	0	0%
	2009 Launches	6,553	7%	74,184	22%	25,053	7%	0	0%
	≤ 2008 Launches	-4,954	-5%	118,863	36%	54,334	16%	0	0%
	Total Tenda	97,490	100%	331,782	100%	337,800	100%	351,838	0%

Total		1,044,651		1,005,501		1,018,480		957,197

 3Q11 - Gross Profits

On a consolidated basis, gross profit for 3Q11 totaled R$ 296.9 million, an increase of 7.6% over 3Q10. The gross margin for the quarter reached 29.5% (33.4% w/o capitalized interest).

Table 14 – Capitalized Interest
(R$ million) Consolidated	3Q11	2Q11	3Q10
Opening balance	154.964	150.817	101.897
Capitalized interest	61.633	62.264	47.105
Interest capitalized to COGS	(39.103)	(58.117)	(33.680)
Closing balance	177.494	154.964	115.323

3Q11 - Selling, General, and Administrative Expenses (SG&A)

In the third quarter, SG&A expenses totaled R$ 128.0 million. SG&A increased 13%, from R$ 113.2 million in  3Q10 and 5% fromR$122.4 million in 2Q11. When compared to 3Q10, the G&A ratio improved in relation to net revenues. Selling expenses/Net revenue increased primarily due to higher selling expenses with the launch and sales volume in the quarter.

Table 15 - Sales and G&A Expenses
(R$'000) Consolidated	3Q11	2Q11	QoQ	3Q10	YoY
Selling expenses	68,298	61,970	10%	53,887	27%
G&A expenses	59,711	60,389	-1%	59,317	1%
SG&A	128,009	122,359	5%	113,204	13%
Selling expenses / Launches	6.5%	4.5%	200bps	4.4%	214bps
G&A expenses / Launches	5.7%	4.4%	130bps	4.8%	88bps
SG&A / Launches	12.2%	8.9%	331bps	9.2%	302bps
Selling expenses / Sales	6.5%	5.4%	113bps	5.3%	125bps
G&A expenses / Sales	5.7%	5.3%	45bps	5.8%	-11bps
SG&A / Sales	12.3%	10.7%	159bps	11.1%	114bps
Selling expenses / Net revenue	6.8%	6.0%	84bps	5.6%	116bps
G&A expenses / Net revenue	5.9%	5.8%	14bps	6.2%	-26bps
SG&A / Net revenue	12.7%	11.8%	98bps	11.8%	90bps

3Q11 - Other Operating Results

In 3Q11, our results reflected a negative impact of R$10.4 million, compared to R$2.2 million in 3Q10, primarily due to a higher level of contingency provisions in the quarter. These included an R$ 20.7 million contingency mainly at Tenda, related to delayed delivery of units from legacy Tenda projects and labor contingency mainly related to outsourced tasks, where we continued taking a conservative stance by making this provision.

3Q11 - Adjusted EBITDA

Adjusted EBITDA for 3Q11 totaled R$ 202.2 million, 2.5% higher than the R$ 197 million for 3Q10, with a consolidated adjusted margin of 20.1%, compared to 20.6% in 3Q10. In 9M11, EBITDA margin reached 16.1%, at the low-end of the previously stated guidance of 16%-20% for the year. For more detailed information about EBITDA margin guidance, please refer to “Outlook” section, on page 21.

We adjusted our EBITDA for expenses associated with stock option plans, as it is a non-cash expense.

Table 16 - Adjusted EBITDA
(R$'000) Consolidated	3Q11	2Q11	QoQ	3Q10	YoY
Net Profit	46,218	25,112	84%	116,600	-60%
(+) Financial result	58.123	28.866	101%	20,015	190%
(+) Income taxes	23,815	1,443	1,550%	10,483	127%
(+) Depreciation and Amortization	21,854	22,753	-4%	8,305	163%
(+) Capitalized Interest Expenses	39,103	58,117	-33%	33,680	16%
(+) Minority shareholders and non-recurring expenses	8,463	9,737	-13%	5,126	65%
(+) Stock option plan expenses	4,645	4,781	-3%	3,075	51%
Adjusted EBITDA	202,221	150,809	34.1%	197,285	2.5%
Net Revenue	1,005,482	1,041,344	-3%	957,196	5%
Adjusted EBITDA margin	20.1%	14.5%	563bps	20.6%	-50bps

3Q11 - Depreciation and Amortization

Depreciation and amortization in 3Q11 was R$ 21.8 million, an increase of R$ 13 million when compared to the R$ 8.3 million recorded in 3Q10, mainly due to higher showroom depreciation.

3Q11 – Financial Results

Net financial expenses totaled R$ 58.1 million in 3Q11, compared to net financial expenses of R$ 20.0 million in 3Q10. Additionally, this quarter we capitalized R$ 61 million, compared to R$ 47  million in 3Q10, mainly due to higher project finance debt, reflecting leveraging activity, and capitalization of some short term land investments.  Net financial expenses when compared to the R$ 28.9 million from 2Q11, the difference is mainly due to the expenses related to the securitization.

3Q11 - Taxes

Income taxes, social contribution and deferred taxes for 3Q11 amounted to R$ 23.8 million, compared to R$ 10.5 million in 3Q10. In the future, and assuming normalized margins, we continue to expect income tax to represent approximately 2% of net revenue.

3Q11 - Adjusted Net Income

Net income in 3Q11 was R$ 46.2 million compared to R$ 121.7 million in the 3Q10, representing a decrease of 60.4%. However, net income on an adjusted basis (before deduction of expenses related to minority shareholders and stock options), reached R$ 59.3 million, with an adjusted net margin of 5.9%. When compared to 2Q11 adjusted net income increased 50%, mainly due to better mix and a positive impact from the INCC.

3Q11 - Earnings per Share

Earnings per share was R$ 0.11 in the 3Q11 compared to R$ 0.27 in 3Q10, a 60.4% decrease, and R$0.06 in 2Q11. Shares outstanding at the end of the period were 431.5 million (ex. Treasury shares) compared to  429.3 million in 3Q10.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.74 billion in 3Q11, 32,9% higher than the R$1.31 billion in the 3Q10. The consolidated margin for the quarter was 38.4%, higher than the 38,2% in 3Q10 and 195 bps higher than 2Q11, mainly reflecting the fact that recent projects are having a greater impact on the company’s results to be recognized while the impact of our older-lower margin projects are beginning to diminish.

Another positive impact came from the National Construction Cost Index (INCC) that increased over 2% in the period, reflecting inflation from May to July, since contracted unit prices are adjusted based on INCC of the second prior month.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 17 - Results to be recognized (REF)
(R$ million)	3Q11	2Q11	QoQ	3Q10	YoY
Revenues to be recognized	4,526	4,277	5.8%	3,429	32.0%
Costs to be recognized	(2,786)	(2,716)	2.6%	(2,120)	31.4%
Results to be recognized (REF)	1,740	1,561	11.5%	1,309	32.9%
REF margin	38.4%	36.5%	195 bps	38.2%	27 bps

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Balance Sheet

Cash and Cash Equivalents

On September 30, 2011, cash and cash equivalents reached R$ 912.4 million. We see our cash position as sufficient to execute our development plans, and we see no need to increase this current level. Assuming this scenario, the expected positive cash flow generation in the coming quarters should contribute to reduce gross debt.

Accounts Receivable

At the end of 3Q11, total accounts receivable increased by 21% to R$ 10.6 billion, from R$ 8.7 billion in 3Q10. Sequentially, accounts receivable increased 3% from R$ 10.3 billion in 2Q11.

Table 18 - Total receivables
(R$ million) Consolidated	3Q11	2Q11	QoQ	3Q10	YoY
Receivables from developments - ST	3,104,620	2,738,354	13%	1,742,124	78%
Receivables from developments - LT	1,593,136	1,700,303	-6%	1,816,753	-12%
Receivables from PoC - ST	4,002,212	3,653,708	10%	2,727,930	47%
Receivables from PoC - LT	1,867,969	2,171,302	-14%	2,411,276	-23%
Total	10,567,937	10,263,667	3%	8,698,083	21%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

Inventory at market value totaled R$ 3.5 billion in 3Q11, an increase of 19% when compared to the R$ 2.9 billion registered in 3Q10. On a consolidated basis, our inventory is at a level of 9.6 months of sales based on LTM sales figures.

Table 19 – Inventories Status
(R$000) Consolidated	3Q11	2Q11	QoQ	3Q10	YoY
Land	1,173,105	1,044,269	12.3%	750,771	56.3%
Units under construction	1,035,090	997,409	3.8%	873,672	18.5%
Completed units	339,183	293,073	15.7%	211,472	60.4%
Total	2,547,378	2,334,751	9.1%	1,835,915	38.8%

Table 20 - Inventories at Market Value by launch year
PSV - (R$000) Consolidated	3Q11	2Q11	QoQ	3Q10	YoY
2011 launches	1,123,866	940,204	20%	0	0%
2010 launches	1,089,745	1,146,599	-5%	1,207,842	-10%
2009 launches	269,991	298,655	-10%	264,603	2%
2008 and earlier launches	999,127	1,013,135	-1%	1,464,885	-32%
Total (PSV)	3,482,730	3,398,593	2%	2,937,330	19%

Finished units of inventory at market value represented 12% by the end of the quarter, or stable compared to the 2Q11 figures, mainly due to Gafisa’s finished units sold in the quarter which more than compensated the completion of unsold units. We continue to focus on reducing finished inventory primarily concentrated under Gafisa brand which represents 64% of the total of finished inventory.

At the end of 3Q11, 48.2% of the total inventory reflected units where construction is up to 30% complete.

Table 21 - Inventories per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total 3Q11
Gafisa¹	628,671	501,701	399,737	637,391	342,794	2,510,293
Tenda	157,456	391,803	151,895	176,512	94,771	972,436
Total	786,126	893,503	551,632	813,903	437,564	3,482,730

Note: Including Alphaville

Liquidity

As of September 30, 2011, Gafisa had a cash position of R$ 912 million. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.86 billion, resulting in a net debt and obligations of R$ 2.9 billion. The net debt and investor obligations to equity and minorities ratio was 75.3% compared to 75.1% in 2Q11, due to the R$ 56 million cash burn in the second quarter. Excluding Project Finance, this net debt/equity ratio reached 28.6%, a comfortable leverage level with a competitive cost that is equivalent to the Selic rate.

Our 3Q11 cash burn was mainly explained by the R$ 685 million in expenditures in construction and development payments and R$ 120 million in land acquisition payments, partially offset by increasing cash inflow (expected to continue increasing in 4Q11) and also due to the true securitization that we did by the end of the quarter, containing both receivables that are due and receivables that will come due within the next six months (which are considered by the investor to be equivalent to performed receivables, since there is no longer execution risk, resulting in a definitive sale).

During 4Q11 we expect cash burn to continue to diminish, following expected positive cash flow generation. With the expected positive cash flow for 4Q11, we should be able to deleverage the Company, which together with a greater use of the blue print mortgage–which requires almost no working capital – for Tenda’s MCMV units, should contribute to our ability to reduce current leverage and keep it at a comfortable level going forward. On page 24, we also highlighted our current debt covenants ratio, showing a comfortable position by the end of the quarter.

Project finance now represents 47% of total debt. Currently we have access to a total of R$ 4.3 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 1.6 billion in signed contracts and R$ 1.3 billion of contracts in process, giving us additional availability of R$ 1.4 billion.

We also have additional receivables (from units already delivered) of over R$ 500 million available for securitization. The following tables provide information on our debt position.

Table 22 - Indebtedness and Investor obligations
Type of obligation (R$000)			3Q11	2Q11	QoQ	3Q10	YoY
Debentures - FGTS (project finance)			1,246,413	1,212,557	2.79%	1,238,486	0.64%
Debentures - Working Capital			700,596	677,257	3.45%	527,482	32.82%
Project financing (SFH)			598,712	735,358	-18.58%	607,685	-1.48%
Working capital			849,406	963,956	-11.88%	553,490	53.46%
Total consolidated debt			3,398,729	3,593,188	-5.41%	2,927,143	16.11%
Consolidated cash and availabilities			912,359	1,163,080	-21.56%	1,231,143	-25.89%
Investor Obligations			460,000	460,000	0.00%	380,000	21.05%
Net debt and investor obligations			2,946,370	2,890,108	1.95%	2,076,000	41.93%
Equity + Minority Shareholders			3,912,587	3,850,343	1.62%	3,731,570	4.85%
(Net debt + Obligations) / (Equity + Noncontrolling interests)			75%	75%	24bps	55%	1967bps
(Net debt + Ob.) / (Eq + Min.) - Exc. Project Finance (SFH + FGTS Deb.)			28%	24%	368bps	6%	2199bps

Table 23 - Debt maturity
(R$ million)	Average Cost (p.a.)	Total	Until Jun/12	Until June/13	Until June/14	Until June/15	After June/15
Debentures - FGTS (project finance)	TR + (8.22% - 10.20%)	1,246,412	49,469	448,589	598,589	149,765	-
Debentures - Working Capital	CDI + (0.72% - 1.95%)	700,596	156,866	123,779	120,845	143,394	155,712
Project Financing (SFH)	TR + (8.30% - 12.68%)	598,713	380,679	176,470	31,797	9,767	-
Working Capital	CDI + (1.30% - 2.2%)	849,406	93,016	183,435	303,505	140,497	128,953
Total consolidated debt	12.51%	3,398,729	682,304	933,601	1,054,736	443,423	284,665
Investors Obligations	CDI	460,000	148,000	145,000	144,000	12,000	11,000
Total consolidated debt		3,858,729	830,304	1,078,601	1,198,736	455,423	295,665
% Total			22%	28%	31%	12%	8%

Outlook vs. Actual

In 9M11 Gafisa achieved 56% of the mid-range of launch guidance of between R$ 5.0 billion and R$ 5.6 billion for the full year. Due to this fact, and also the assumption of a more conservative approach (focusing on long term profitability and cash flow generation) we decided to reduce the full year launch guidance range by 30%, to between R$3.5 billion and R$4.0 billion from between R$5.0 billion and R$5.6 billion.

Table 24 – Guidance Launches 2011

	Previous Guidance 2011	YTD	%		New guidance 2011	YTD	%
Min	5,000		59%	Min	3,500		84%
Mid	5,300	2,945	56%	Mid	3,750	2,945	79%
Max	5,600		53%	Max	4,000		74%

With regard to profitability, we are currently at a 16.1% EBITDA margin for the first nine months of the year, which is at the lower-end of the range of our expectations for the full year guidance of between 16% and 20%.  Since the first half, our EBITDA margin improved primarily due to higher contribution of more profitable projects, compared to the results for 1H11.

Table 25 – Guidance EBITDA Margin (%)
EBITDA Margin (%)		Guidance 2011	YTD (%)%
Gafisa (Consolidated)	Min	16%		-10 bps
	Mid	18%	16.1%	190 bps
	Max	20%		390 bps

These changes lead to an expectation for positive operating cash flow for 2012 that should bring the Net Debt/Equity ratio down to below 60% over the next quarters. Table 26 - Net Debt / Equity (%)
		Guidance	YTD (%)%
Gafisa (Consolidated)	Max	< 60,0%	75.3%	-1550 bps

Detailed Information to Support Gafisa’s Expected Improvement

The following information is being provided this quarter to support our expectations for achieving the operational and financial performance guided.

Positive Cash Flow:

Since 3Q10, when the cash burn rate reached its peak of R$ 453 million for the quarter, it has declined sequentially to the R$ 56 million reported in 3Q11. We are considering the securitization in this calculation, as the traded receivables were sold without joint liability for both those that were due and those scheduled to be delivered within 6 months (thus eliminating execution risk).

Additionally, we are seeing healthy, continuous improvement in cash inflow.. In 3Q11 cash inflow reached R$ 946 million, or 74% higher than 3Q10, as a consequence of higher number of units being delivered. Cash inflow is expected to accelerate further in the last quarter.

Based on all the information above, we expect a net debt/equity of 60% by the end of next year, reflecting the positive impact from the upcoming delivery of units expected for the fourth quarter.

Margin Expansion:

In 3Q11, 39.8% of the Net Revenues came from projects from and prior to 2008. Crucial to our expectation of important improvement in terms of margin expansion going forward is the fact that the recognition from projects <  2008 should quickly diminish and be replaced by increasing recognition of projects from 2H10 and 2011, with average gross margin in the range of 35%-41%, compared to 16,9% from 2008.

Table 28 – Margin by launch year (9M11)

Consolidated (R$ Million)	R$ Net Revenue	%	Cogs w/o captalized interest	Gross Profit	Gross Margin (%)
2011 Launches	206,351	7.2%	(124,166)	85,957	41.7%
2010 Launches	910,623	32.0%	(581,090)	346,091	38.0%
2009 Launches	595,832	20.9%	(404,083)	210,858	35.4%
2008 < Launches	1,134,384	39.8%	(1,037,286)	192,061	16.9%
Total	2,847,190	100.0%	(2,146,626)	834,966	29.3%

Covenants ratios

Table 29 - Debenture covenants - 7th emission / 8th
			3Q11	2Q11
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0			17.0x	21.9x
(Total debt - SFH debt - Cash) / Equity ≤ 75%			16.4%	12.5%
EBIT / |net financial result| >1,3			3.12	4.94

Maturity (in R$ million)	7th issuance	8th issuance
2013	300	-
2014	300	144
After 2015	-	156
	600	300

Table 30 - Debenture covenants - 5th emission (R$ 250 million)
			3Q11	2Q11
(Total debt - SFH debt - Cash) / Equity ≤ 75%			49.3%	44.0%
(Total receivables + Finished units) / (Total debt - Cash) ≥ 2.2x			4.4x	4.3x
1) Covenant status on December 31, 2009
Table 31 - Selected financials for covenant calculation
			3Q11	2Q11
Total debt			3,398,729	3,593,188
Project debt			1,246,413	1,212,557
SFH debt			598,712	735,358
Cash and availabilities			912,359	1,163,080
Total receivables			10,567,937	10,263,667
Receivables - PoC			5,870,181	5,825,010
Receivables - results to be recognized			4,697,756	4,438,657
Finished units			339,183	293,000
Equity + Minorities, excl. FIDC			3,912,587	3,850,343
Equity			3,825,831	3,772,058
Minority shareholders (excluding FIDC)			86,756	78,285

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luciana Doria Wilson	Débora Mari
Phone: +55 11 3025-9297 /	Máquina da Notícia Comunicação
9242 / 9305	Integrada
Email: ri@gafisa.com.br	Phone: +55 11 3147-7412
Website: www.gafisa.com.br/ir	Fax: +55 11 3147-7900
E-mail: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The third quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009.

The following table displays projects launched during 9M11:

Table 32 - Projects launched
Project	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 30/set/11	Sales 30/set/11
Gafisa	YTD			4,467	1,816,073	61%	1,116,614
Avant Garde	Mar	Santos - SP	100%	168	112,943	95%	107,263
Comercial ICON	Mar	São Gonçalo - RJ	100%	448	70,523	30%	21,240
Alegria - Fase 4	Mar	Guarulhos - SP	100%	139	44,836	87%	39,115
Smart Vila Mascote - Lacedemonia	May	São Paulo - SP	100%	156	66,596	74%	49,134
Alegria - Fase 5	May	Guarulhos - SP	100%	139	47,674	63%	30,041
Prime F2	May	São Luis - MA	50%	74	14,708	31%	4,603
IGLOO	Jun	São Paulo - SP	30%	27	10,382	90%	9,392
Smart Maracá	Jun	São Paulo - SP	100%	156	60,919	99%	60,133
Royal - Vila Nova São José QC1	Jun	SJ dos Campos - SP	100%	68	41,789	17%	7,133
Vision Anália Franco	Jun	São Paulo - SP	100%	200	84,904	55%	46,474
Station Parada Inglesa	Jun	São Paulo - SP	100%	173	77,662	87%	67,484
Target - Comercial Capenha	Jun	Rio de Janeiro - RJ	60%	549	55,243	52%	28,521
Network Business Tower F1 e F2	Jun	São Caetano - SP	100%	855	311,749	96%	299,497
Mundi -– Resid. Ceramica F 1	Jun	São Caetano - SP	100%	192	163,633	31%	50,911
Riservatto	Jul	Osasco - SP	100%	174	137,180	53%	73,171
Americas Avenue Consolidado	Aug	Rio de Janeiro - RJ	100%	696	364,109	40%	147,122
Cancelamento Allegro F1	Aug	Natal - RN	85%	-144	-27,062	6%	(1,610)
Golden Office	Sep	Jundiai - SP	100%	349	110,597	47%	51,760
Alphaville Barra da Tijuca	Sep	Rio de Janeiro - RJ	65%	49	67,687	37%	25,231
AUSA	YTD			2,357	627,598	71%	447,947
Alphaville Pernambuco	Mar	Duas Unas - PE	83%	457	119,654	71%	85,158
Alphaville Campo Grande	Mar	Campo Grande - MT	66%	391	62,260	91%	56,454
Terras Alpha Resende - F1	Jun	Resende - RJ	77%	325	49,204	85%	41,893
Terras Alpha Maricá Sta Rita - F1	Jun	Maricá - RJ	48%	296	46,363	62%	28,832
São José dos Campos F1 + F2	Sep	SJ dos Campos - SP	57%	574	271,180	80%	218,099
Petrolina F2	Sep	Petrolina - PE	76%	286	41,499	10%	4,224
Barra da Tijuca	Sep	Rio de Janeiro - RJ	35%	26	37,437	35%	13,287
Tenda	YTD			3,847	500,917	52%	262,924
Parque Lumiere	Jan	São Paulo - SP	100%	100	11,220	100%	11,172
Araçagy F3	Jan	Paço do Lumiar - MA	50%	186	24,865	98%	24,320
Parma Life	Jan	Belo Horizonte - MG	100%	60	8,884	109%	9,709
Parque Arvoredo F3	Mar	Curitiba - PR	100%	210	46,378	71%	32,948
Piemonte	Mar	Santa Luzia - MG	100%	94	11,042	56%	6,227
Lopes Trovão	Apr	Canoas - RS	100%	188	38,938	32%	12,388
Montes Claros	May	Belo Horizonte - MG	100%	300	30,602	35%	10,862
Cheverny F2	May	Goiânia - GO	100%	96	13,638	49%	6,688
Cheverny F3	May	Goiânia - GO	100%	96	13,638	41%	5,566
Vale Verde Cotia - Fase 7	May	Cotia - SP	100%	80	9,200	91%	8,374
Porto Fino	Jun	Santa Luzia - MG	100%	224	25,228	47%	11,913
Vila das Flores	Jun	Salvador-BA	100%	460	50,273	20%	10,101
RESIDENCIAL ATENAS	Jun	Rio de Janeiro-RJ	100%	260	30,288	28%	8,436
Reserva dos Pássaros	Jun	Vespasiano-MG	100%	817	103,183	72%	74,734
Bosque dos Palmares	Jun	Nova Iguaçu -RJ	100%	352	34,454	19%	6,560
Vista Flamboyant F2	Aug	SJ dos Campos -SP	100%	132	20,069	90%	18,082
Cheverny F4 + F5	Sep	Goiânia - GO	100%	192	29,016	17%	4,844
Total 9M11 (Gafisa + Tenda + Alphaville)				10,671	2,944,589	62%	1,827,484

The following table illustrates the financial completion of the construction in progress and the related revenue recognized (R$000) during the second quarter ended on September 30, 2011.

Tabela 33. Status of the financial completion of the construction in progress
Company	Project	Construction status		% Sold		Revenues recognized (R$000)
		3Q11	2Q11	3Q11	2Q11	3Q11	2Q11
Gafisa	Alphaville Barra da Tijuca	100%	98%	83%	100%	28,085	3,639
Gafisa	Reserva Ecoville	73%	72%	76%	72%	18,350	7,704
Gafisa	Vision Brooklin	77%	68%	100%	100%	14,864	14,330
Gafisa	Vistta Santana	91%	85%	98%	97%	13,313	11,814
Gafisa	Mansão Imperial - Fase 2b	93%	84%	88%	75%	13,268	10,146
Gafisa	PA 11 - Reserva Ibiapaba F2	78%	63%	100%	100%	12,802	11,542
Gafisa	Vistta Laguna	31%	14%	82%	71%	12,769	5,313
Gafisa	Alegria F1	100%	92%	98%	94%	11,879	11,888
Gafisa	Pateo Mondrian	61%	50%	85%	83%	10,505	5,997
Gafisa	Central Life F1	31%	21%	100%	99%	10,302	(587)
Gafisa	Grand Valley Niteroi - F1	99%	92%	93%	91%	9,579	5,210
Gafisa	Nova Petropolis SBC - F1	100%	100%	98%	93%	8,893	13,822
Gafisa	London Ville	47%	39%	85%	76%	7,981	4,790
Gafisa	Acqua Residencial	100%	100%	88%	82%	7,849	5,741
Gafisa	Pq Barueri Cond - F1	100%	100%	88%	86%	7,454	14,008
Gafisa	Magno	80%	70%	100%	100%	7,421	4,256
Gafisa	Manhattan Residencial	76%	68%	52%	51%	7,273	7,501
Gafisa	Alegria - Fase2A	100%	90%	96%	91%	7,247	5,099
Gafisa	GrandValley Niteroi - F2	99%	92%	100%	88%	6,916	3,350
Gafisa	Manhattan Comercial	80%	63%	75%	70%	6,667	6,974
Gafisa	Station Parada Inglesa	26%	23%	88%	60%	6,664	10,181
Gafisa	Supremo Ipiranga	84%	75%	100%	100%	6,599	5,803
Gafisa	Mosaico	78%	67%	100%	100%	6,354	6,281
Gafisa	Mansão Imperial - F1	94%	86%	86%	85%	6,271	7,867
Gafisa	Paulista Corporate	92%	89%	100%	100%	6,098	10,741
Gafisa	Smart Vila Mariana	61%	50%	100%	100%	5,961	3,541
Gafisa	Global Offices	62%	44%	94%	95%	5,825	5,782
Gafisa	Others					230,663	310,385
Gafisa						497,849	549,239
Alphaville	Alphaville Teresina	66%	46%	100%	99%	18,197	14,723
Alphaville	AlphaVille Barra da Tijuca	100%	98%	83%	73%	15,704	1,921
Alphaville	Alphaville Ribeirão Preto F1	81%	67%	94%	93%	14,346	14,257
Alphaville	São José Dos Campos	6%	0%	78%	0%	13,234	-
Alphaville	AlphaVille Porto Alegre	63%	52%	87%	87%	11,921	14,671
Alphaville	Alphaville Campo Grande II	37%	18%	95%	95%	9,290	3,712
Alphaville	Terras Alpha Petrolina	65%	41%	97%	96%	8,752	9,092
Alphaville	Alphaville Brasília 2 Resid./Comercial	81%	62%	87%	87%	7,821	7,577
Alphaville	Others					76,595	90,852
Alphaville						175,860	156,805
Tenda						331,782	335,299
Total						1,005,491	1,041,343

Consolidated Income Statement

The Income Statement reflects the impact of IFRS adoption, also for 2010.

R$ 000	3Q11	2Q11	QoQ	3Q10	YoY	9M11	9M10	QoQ
Net Operating Revenue	1,005,490	1,041,344	-3.4%	957,196	5.0%	2,847,190	2,792,223	2.0%
Operating Costs	(708,614)	(822,424)	-13.8%	(681,275)	4.0%	(2,146,626)	(1,984,154)	8.2%
Gross profit	296,876	218,920	35.6%	275,921	7.6%	700,564	808,069	-13.3%
Operating Expenses
Selling Expenses	(68,298)	(61,970)	10.2%	(53,887)	26.7%	(181,773)	(166,321)	9.3%
General and Administrative Expenses	(59,711)	(60,389)	-1.1%	(59,317)	0.7%	(176,407)	(171,860)	2.6%
Other Operating Revenues / Expenses	(10,395)	(8,649)	20.2%	(2,187)	375.3%	(30,025)	(11,392)	163.6%
Depreciation and Amortization	(21,855)	(22,754)	-4.0%	(8,305)	163.2%	(56,974)	(27,324)	108.5%
Operating results	136,617	65,158	109.7%	152,207	-10.2%	255,385	431,172	-40.8%

Financial Income	31,619	21,697	19.0%	36,417	-13.2%	77,980	101,275	-23.0%
Financial Expenses	(89,740)	(50,563)	66.0%	(56,432)	59.0%	(195,965)	(181,816)	7.8%

Income Before Taxes on Income	78,496	36,292	116.3%	132,192	-40.6%	137,400	350,631	-60.8%

Deferred Taxes	(5,858)	10,147	-157.7%	(823)	611.8%	10,592	(27,649)	-138.3%
Income Tax and Social Contribution	(17,958)	(11,590)	54.9%	(9,661)	85.9%	(37,698)	(27,384)	37.7%

Income After Taxes on Income	54,680	34,849	56.9%	121,708	-55.1%	110,294	295,598	-62.7%

Minority Shareholders	(8,463)	(9,737)	-13.1%	(5,108)	65.7%	(25,259)	(16,911)	49.4%

Net Income	46,217	25,112	84.0%	116,600	-60.4%	85,035	278,687	-69.5%

Consolidated Balance Sheet

	3Q11	2Q11	QoQ	3Q10	YoY
Current Assets
Cash and cash equivalents	912,359	1,163,080	-21.6%	1,231,143	-25.9%
Receivables from clients	4,002,213	3,653,708	9.5%	2,727,930	46.7%
Properties for sale	2,130,661	1,988,093	7.2%	1,447,266	47.2%
Other accounts receivable	146,461	201,492	-27.3%	155,795	-6.0%
Deferred selling expenses	30,493	20,588	48.1%	38,028	-19.8%
Prepaid expenses	13,599	9,533	42.7%	16,423	-17.2%
	7,235,786	7,036,494	2.8%	5,616,585	28.8%
Long-term Assets
Receivables from clients	1,867,969	2,171,302	-14.0%	2,411,275	-22.5%
Properties for sale	416,717	346,658	20.2%	388,649	7.2%
Deferred taxes	353,212	353,445	-0.1%	367,788	-4.0%
Other	215,695	187,536	15.0%	252,324	-14.5%
	2,853,593	3,058,941	-6.7%	3,420,036	-16.6%
Property, plant and equipment	74,939	81,135	-7,6%	63,825	17,4%
Intangible assets	219,490	215,624	1,8%	209,687	4,7%
	294,429	296,759	-0.8%	273,512	7.6%
Total Assets	10,383,808	10,392,194	-0.1%	9,310,133	11.5%
Current Liabilities
Loans and financing	475,969	689,412	-31.0%	789,331	-39.7%
Debentures	206,336	153,788	34.2%	214,561	-3.8%
Obligations for purchase of land and advances from clients	469,642	526,560	-10.8%	460,470	2.0%
Materials and service suppliers	185,185	225,692	-17.9%	292,444	-36.7%
Taxes and contributions	291,649	294,716	-1.0%	234,394	24.4%
Taxes, payroll charges and profit sharing	75,140	66,772	12.5%	69,594	8.0%
Provision for contingencies	27,770	21,598	28.6%	8,001	247.1%
Dividends	102,767	102,767	0.0%	52,287	96.5%
Obligation for investors	148,000	143,000	3.5%	0
Other	180,055	90,339	99.3%	171,417	5.0%
	2,162,513	2,314,644	-6.6%	2,292,499	-5.7%
Long-term Liabilities
Loans and financings	975,751	1,013,961	-3.8%	371,843	162.4%
Debentures	1,740,673	1,736,027	0.3%	1,551,407	12.2%
Obligations for purchase of land	194,654	183,619	6.0%	177,412	9.7%
Deferred taxes	401,071	395,440	1,4%	483,373	-17,0%
Provision for contingencies	123,950	126,811	-2,3%	126,327	-1,9%
Obligation for investors	312,000	317,000	-1,6%	380,000	-17,9%
Other	560,609	454,349	23,4%	195,702	186,5%
	4,308,708	4,227,207	1.9%	3,286,064	31.1%
Shareholders' Equity
Capital	2,734,155	2,730,789	0.1%	2,729,187	0.2%
Treasury shares	-1,731	-1,731	0.0%	-1,731	0.0%
Capital reserves	267,159	262,970	1.6%	251,489	6.2%
Revenue reserves	741,212	741,212	0.0%	422,373	75.5%
Retained earnings/accumulated losses	85,036	38,818	119.1%	278,687	-69.5%
Non controlling interests	86,756	78,285	10.8%	51,565	68.2%
	3,912,587	3,850,343	1.6%	3,731,570	4.9%
Liabilities and Shareholders' Equity	10,383,808	10,392,194	-0.1%	9,310,133	11.5%

Consolidated Cash Flows

		3Q11	3Q10
Income Before Taxes on Income	2	137,401	132,192
Expenses (income) not affecting working capital	4
Depreciation and amortization	5	56,974	8,305
Expense on stock option plan	7	12,789	3,075
Unrealized interest and charges, net	9	117,130	62,805
Warranty provision	12	7,160	5,272
Provision for contingencies	13	34,672	15,462
Profit sharing provision	14	6,425	6,538
Allowance (reversal) for financial instruments	16	6,385	-
Allowance (reversal) for doubtful debts		(5,990)
Decrease (increase) in assets	18		-
Clients	19	(605,178)	(593,100)
Properties for sale	20	(314,861)	18,636
Other receivables	21	(33,718)	(61,342)
Deferred selling expenses and prepaid expenses	23	5,133	(17,436)
Decrease (increase) in liabilities	26		-
Obligations on land purchases and advances from customers	27	121,485	(4,279)
Taxes and contributions	28	45,160	83,933
Trade accounts payable	30	(5,276)	47,899
Salaries, payroll charges	32		(10,000)
Other accounts payable	33	(56,465)	(82,636)
Cash used in operating activities	38	(470,774)	(384,676)
Investing activities	40
Purchase of property and equipment and deferred charges	43	(60,597)	(11,008)
(Aplicação) resgate de títulos e valores mobiliários,		416,814	380,786
Cash used in investing activities	47	356,217	369,778
Financing activities	49
Capital increase	51	4,957	16,288
Follow on expenses	52	-	-
Capital reserve increase	53	-	40,722
Increase in loans and financing	57	708,729	272,118
Repayment of loans and financing	58	(876,601)	(456,951)
Assignment of credit receivables, net	59	373,600	19,785
Proceeds from subscription of redeemable equity interest in securitization fund	60	(10,405)	(4,000)
Cessão de Crédito Imobiliário - CCI	61	(37,698)	-
Impostos pagos	67	80,000	-
Net cash provided by financing activities	68	242,582	(112,038)
Net increase (decrease) in cash and cash equivalents	72	128,025	(126,936)
Cash and cash equivalents	75
	76
At the beggining of the period	77	256,382	353,008
At the end of the period	78	384,407	226,072
	79
Net increase (decrease) in cash and cash equivalents	80	128,025	(126,936)

		-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer